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June 15, 2011
WRITER’S DIRECT LINE
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Via Overnight Delivery		CLIENT/MATTER NUMBER
via EDGAR		052974-0179
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Carbonite, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 12, 2011 File No. 333-174139
Ladies and Gentlemen:
     On behalf of Carbonite, Inc. (the “Company” or “Carbonite”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 8, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-174139) (the “Registration Statement”) filed with the Commission on May 12, 2011.
     The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), revised to reflect the Company’s responses to the comments received by the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 1.
General
1.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

Response

The Company acknowledges the Staff’s comment and confirms that it will include a price range in a subsequent pre-effective amendment to the Registration Statement. The Company also acknowledges that it will need to provide the Staff with sufficient time to process the amendment.

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

Assistant Director Barbara C. Jacobs
June 15, 2011

2.	We note that you have included your logo in the prospectus; please provide us with copies of any additional graphical materials or artwork you intend to use in your prospectus.

Response

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it will include additional artwork for the inside front and back covers of the prospectus in a subsequent pre-effective amendment to the Registration Statement.
Prospectus Summary
Overview, page 1
3.	Please provide supplemental, qualitative or quantitative support for your assertions that you are a “pioneer” and “leading” provider of online backup solutions for consumers and small and medium sized businesses.

Response

In response to the Staff’s comment, the Company has supplementally provided to the Staff, attached as Exhibit A to this letter, copies of articles from various publications that support the description of the Company as a “pioneer” and “leading” provider of online backup solutions for consumers and small and medium sized businesses.
4.	Please tell us how you calculated that you have restored over seven billion files that might otherwise have been permanently lost.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that, since April 2008, it has monitored the number of files that it has restored using automated software. The Company has supplementally provided to the Staff, attached as Exhibit B to this letter, the Carbonite Restore File Counts (the “Count”) documenting aggregate files restored as of various dates from April 2008 through June 5, 2011. The Count captures only files restored for current customers and current trial subscribers. The Count does not include files restored for former customers of the Company. Accordingly, the Company believes that the Count conservatively supports the Company’s claim that it has restored over seven billion files that might otherwise have been permanently lost.

Assistant Director Barbara C. Jacobs
June 15, 2011

5.	Please revise to disclose the percentage of stock that will be held by officers, directors and 5% shareholders following the offering.

Response

In response to the Staff’s comment, the Company has revised the disclosure by adding the percentage of stock that will be held by officers, directors and 5% shareholders following the offering in the section entitled “Prospectus Summary — The Offering.”
Industry Trends, page 1
6.	With respect to every third-party statement in your prospectus, such as the market data from IDC and OECD Broadband Portal referenced in this section, if you have not already done so, disclose the date of each report from which the statement is derived. In addition, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include the date of each report from which the statements are derived. In addition, the Company has supplementally provided to the Staff, attached as Exhibit C to this letter, copies of the relevant portions of reports from IDC, OECD Broadband Portal and DrPeering International, each of which is marked to highlight the applicable portion or section containing the statistics cited by the Company in the prospectus, and cross-referenced to the appropriate location in the prospectus. The Company also supplementally advises the Staff that none of these reports were prepared for the Company or specifically for this filing.
Our Key Competitive Strengths, page 3
7.	Please provide us with the research surveys supporting your claim that you have the highest brand awareness in the online backup market.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that in December 2010, the Company commissioned Global Market Insite, Inc. (“GMI”) to conduct a survey regarding use of backup solutions, brand awareness, and perceptions of backup providers (the “Survey”). GMI designed the Survey and sourced the participants in the Survey. The Company has supplementally provided to the Staff, attached as Exhibit D to this letter, the raw data derived from the Survey, which includes all 52 questions posed and

Assistant Director Barbara C. Jacobs
June 15, 2011

the responses thereto. The Company has also prepared and provided to the Staff a summary of the responses to Question 14 of the Survey, which the Company believes support the Company’s claim that it has the highest brand awareness in the online backup market. Question 14 asked Survey participants: “Think about online back services and products. Which company first comes to mind?” Question 14 was open-ended and no potential responses were suggested to Survey participants. Out of 1,031 total responses to this question, 134 responses (13%) named the Company, 107 responses (10%) named Norton Online Backup (provided by Symantec), 71 responses (7%) named Mozy (a division of VMWare), and 59 responses (6%) named Microsoft.
The Offering, page 5
8.	You disclose on page 5 that you are excluding the 11,316 shares of common stock issuable upon the exercise of outstanding warrants. On page 6, however, you state the information in this prospectus assumes the conversion of the warrants to purchase 11,316 shares of common stock. Please explain the discrepancy or revise your disclosure.

Response

In response to the Staff’s comment, the Company respectfully submits that the disclosures on pages 5 and 6 are not inconsistent. The disclosure on page 6 notes that except as otherwise indicated, the information presented in the prospectus assumes the conversion of outstanding warrants to purchase shares of preferred stock into warrants to purchase shares of common stock, which will be effective upon completion of the offering. The disclosure on page 5 reflects this assumed conversion, and further notes that the shares issuable upon the exercise of the outstanding warrants have not been included in the number of shares of common stock to be outstanding after the offering.

Assistant Director Barbara C. Jacobs
June 15, 2011

Summary Consolidated Financial and Other Data, page 7
9.	On pages 8 and 9 you refer to the non-GAAP measures “bookings” and “free cash flow.” Although page 9 includes a cross-reference to where you have defined these terms and provided reconciliations, the cross-reference to disclosure elsewhere does not appear to constitute a presentation, “with equal or greater prominence.” See Item 10(e)(1)(i)(A) of Regulation S-K. Please revise.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include the same definitions of “bookings” and “free cash flow” and reconciliations to comparable GAAP measures as set forth in the section entitled “Selected Consolidated Financial and Other Data.”
Risk Factors
“We may not be able to maintain control of our business in China,” page 23
10.	Please revise to include a more detailed discussion of the planned structure of your PRC operations, the risks posed by having a contractually controlled entity instead of direct ownership, and that because the PRC historically has not protected intellectual property to the same extent as the United States, a company operating in the PRC faces an increased risk of intellectual property piracy. See Item 503(c) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure to provide a more detailed discussion of the planned structure of the Company’s PRC operations, the risks posed by having a contractually controlled entity instead of direct ownership, and that because the PRC historically has not protected intellectual property to the same extent as the United States, a company operating in the PRC faces an increased risk of intellectual property piracy.

11.	Please provide us with an analysis supporting your belief that your planned ownership structure complies with PRC regulations on foreign ownership. In addition, tell us if you have received any approvals from PRC authorities.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company believes that its planned ownership structure complies with PRC regulations on foreign ownership because it meets the technical requirements of the applicable PRC regulations. In addition, the Company believes its proposed structure is consistent with ownership structures utilized by other publicly-traded companies doing business in China as described in those companies’ filings with the Commission, including SINA Corporation and Baidu, Inc., and the Company is not aware of any challenges by the PRC authorities to the structures utilized by such companies. In addition, the Company supplementally advises the Staff that neither it nor the proposed contractually controlled entity has received any approvals from PRC authorities.

Assistant Director Barbara C. Jacobs
June 15, 2011

Special Note Regarding Forward-Looking Statements, page 33
12.	We note your statement in the last paragraph on page 34 that while you believe that the market position, market opportunity, and market size information included in the prospectus is “generally reliable as of their respective dates, such information is inherently imprecise.” You have provided industry and market data to assist investors in understanding your industry, business and potential market and as presented, this data receives fairly prominent discussion in your prospectus. Please clarify what “generally reliable” and “inherently imprecise” mean in this context or revise your statement to remove any implication that investors should not rely on the data you have provided.

Response

In response to the Staff’s comment, the Company has revised the disclosure to delete the sentence “While we believe that the market position, market opportunity, and market size information included in the prospectus is generally reliable as of their respective dates, such information is inherently imprecise.”
Use of Proceeds, page 35
13.	Please revise the third paragraph of this section to provide a more detailed quantification of your anticipated use of proceeds, to the extent known. See Item 504 of Regulation S-K. For example, we note your disclosure that you intend to expand to a new data center and to expand internationally.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that there is no more detailed quantification of the Company’s anticipated use of proceeds available. The Company supplementally advises the Staff that the proceeds of the offering are not necessary for the Company to finance its new data center or its currently planned international expansion activities.

Assistant Director Barbara C. Jacobs
June 15, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 43
14.	Please revise this section to discuss any key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

Response

In response to the Staff’s comment, the Company has revised the disclosure to add a section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting our Performance.”
Key Business Metrics, page 44
15.	Please revise your disclosure in this section to provide a more detailed analysis of the implications of the changes in the key business metrics during the covered time periods. See Item 303(a) of Regulation S-K, and for guidance, refer to Sections III.B.1 and III.B.3 of SEC Release No. 33-8350.

Response

In response to the Staff’s comment, the Company has revised the disclosure to discuss the implications of changes in the key business metrics during the covered time periods.

16.	Please disclose the relevance of measuring retention on an average quarterly basis and not also, or solely, on an annual basis, since you sell your service based on annual contract terms. You disclose in Note 3 on page 41 that “(f)or annual periods, retention rate reflects the average quarterly retention rate over the year.” If you were to measure retention on an annual basis, tell us if this would be materially different from the use of the average quarterly retention rate over the year.

Response

In response to the Staff’s comment, the Company has revised the disclosure to explain that since customers’ annual and multi-year subscriptions come up for renewal throughout the calendar year based on the dates of their original subscriptions, the Company believes that measuring retention on an average quarterly basis provides the Company’s management with more useful and timely information about the stability of the Company’s customer base and trends in customer renewal activity than an annual measurement would provide. In addition, the Company supplementally advises the Staff that, as noted in the prospectus, quarterly retention is the metric that management actually uses to manage the Company’s business and monitor and react to trends in customer renewal activity, and it therefore believes it is more meaningful to investors. Measuring annual retention does not give management the information it requires on the current performance of the business. In particular, given the rapid growth in the company’s customer base, an annual retention rate provides data that is fundamentally out of date at any given point in time. The Company notes that measuring retention on an annual basis for 2009 and 2010 would result in annual retention rates of 79% and 83%, respectively. Through May 31, 2011, the year-to-date retention rate is 93%, which

Assistant Director Barbara C. Jacobs
June 15, 2011

would annualize on a prospective basis to 84%. These calculations use the same methodology used by the Company to calculate quarterly retention, which is the percentage of customers on the last day of the prior year who remain customers on the last day of the current year. The average quarterly retention rates are higher because of the growth in new subscriptions at each quarterly date, which the Company believes is a more accurate reflection of how the business is performing.
Stock-based compensation, page 47
17.	Consider revising your disclosure, when applicable, to include the intrinsic value or fair value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair- value based method of ASC 718, disclosure appropriate to fair value may be more applicable than disclosure appropriate to intrinsic value.

Response

The Company acknowledges the Staff’s comment and confirms that it will include a price range in a subsequent pre-effective amendment to the Registration Statement, at which time the Company will revise the disclosure to provide information regarding the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

18.	Please consider revising here on page 48 and your footnotes, the fair value of the underlying common stock and the aggregate grant date fair values associated with each option grant date.

Response

In response to the Staff’s comment, the Company has revised the table on page 50 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and footnote 8 to the Financial Statements to include the fair value of the underlying common stock and the aggregate grant date fair values associated with each option grant date.

Assistant Director Barbara C. Jacobs
June 15, 2011

19.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response

The Company acknowledges the Staff’s comment and confirms that it will include a price range in a subsequent pre-effective amendment to the Registration Statement, at which time the Company will supplementally provide the requested information.

20.	Please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

Response

The Company acknowledges the Staff’s comment and confirms that it will include a price range in a subsequent pre-effective amendment to the Registration Statement, at which time the Company will revise the disclosure to provide the requested information.

21.	Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for 2010 and subsequent equity issuances. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock options. Also, please confirm whether the same set of market comparable public companies were also used in estimating expected volatility in valuing stock options or inputs to other valuations such as the discount rate.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that:

(a) During 2010, the guideline companies utilized in the Company’s valuation analysis included Double-Take Software, Inc., FalconStor Software, Inc., Constant Contact, Inc., DemandTec, Inc., Rightnow Technologies, Inc., Synchronoss Technologies, Inc., SuccessFactors, Inc. and Vocus, Inc. The guideline public company method’s enterprise to revenue multiples were utilized to value the Company’s common stock. For the Company’s February, April and October 2010 valuations, the median enterprise to revenue multiple for the guideline companies amounted to 2.96x, 2.89x and 3.21x, respectively. These market multiples were then adjusted, when applicable, based on differences between the Company and the guideline companies associated with size, growth and earnings differences. Adjusted guideline company revenue market multiples for the Company’s February, April and October 2010 valuations amounted to 3.41x, 3.33x and 3.21x, respectively.

Assistant Director Barbara C. Jacobs
June 15, 2011

(b) For the Company’s April 2011 valuation, after receiving additional information from various investment banking firms, the guideline companies utilized in the Company’s valuation analysis were adjusted to include the following companies: Rightnow Technologies, Inc., Kenexa Corp., Constant Contact, Inc., NetSuite, Inc., Vocus, Inc., Taleo Corp., Ultimate Software Group, Inc., Blackboard, Inc., LogMeIn, Inc., Concur Technologies, Inc., SuccessFactors, Inc., IntraLinks Holdings, Inc., RealPage, Inc., athenahealth, Inc., Archipelago Learning, Inc., DemandTec, Inc., Shutterfly, Inc., CommVault Systems, Inc., Websense, Inc., Ancestry.com, Inc., OpenTable, Inc., Qlik Technologies, Inc. and SolarWinds, Inc. The Q1 median enterprise to revenue multiple associated with these guideline companies amounted to 5.54x, which was then adjusted to 5.12x based on various differences such as size, growth and earnings.

(c) The same set of market comparable public companies used in the 2010 valuations were used in estimating expected volatility in valuing stock options during 2010 and 2011.

22.	Please disclose the rationale for applying a discount for lack of marketability of 7.5% to the January 12, 2011 sale of 863,832 shares of common stock to a non-affiliated investment group for, what appears to be the fair value of $12.00 per share. We refer to your disclosure on page 51.

Response

In response to the Staff’s comment, the Company has revised the disclosure to explain the rationale for applying a discount for lack of marketability of 7.5% to the January 12, 2011 sale of 863,832 shares of common stock to a non-affiliated investment group.
Results of operations, page 52
23.	We note material changes in your operating expenses over the reported periods in the filing. Tell us your consideration of disclosing trends, events or uncertainties associated with, among other items, research and development, general and administrative and sales and marketing expenses which are reasonably likely to materially impact future operations and financial position. For example, you attribute certain revenue growth to increases in customers and pricing but do not address the extent of each of those contributions and the reasonably likely impact of trends in customers or pricing on future results and financial position. See Item 303(a)(3) of Regulation S-K.

Response

In response to the Staff’s comment, the Company respectfully submits that it believes it has provided substantial disclosure throughout the prospectus regarding trends, events or uncertainties associated with, among other items, research and development, general and

Assistant Director Barbara C. Jacobs
June 15, 2011

administrative and sales and marketing expenses which are reasonably likely to materially impact future operations and financial position. In particular, the Company notes disclosure included in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview,” “ — Key Business Metrics,” “ — Factors Affecting our Performance,” and “— Key Components of our Statements of Operations.” The Company respectfully believes that additional disclosure of such trends in “Results of Operations” would be repetitive. Separately, please see the Company’s response to Comment 24 regarding the impact of price increases.
Comparison of 2008, 2009, and 2010, page 53
24.	Please revise to quantify the extent that your increases in revenue from 2008 to 2009 and from 2009 to 2010 were attributable to increases in customers versus price increase. See Item 303(a)(3)(iii) of Regulation S-K.

Response

In response to the Staff’s comment, the Company respectfully believes that no additional disclosure is required. Supplementally, the Company advises the Staff that in April 2009 the Company increased the price of one and two year consumer subscriptions while decreasing the price of a three year subscription, which resulted in a shift in subscriber mix toward three year subscriptions. During 2009 and 2010, the Company terminated channel distribution agreements with computer manufacturers, which had historically resulted in lower revenue per subscription than direct sales. In 2010, the Company introduced its SMB solution at a higher price point than the Company’s consumer service. Each of these factors impacted revenue during those periods, but the Company does not believe it is possible to attribute specific changes in revenue from 2008 to 2009 and from 2009 to 2010 to increases in customers versus price increases or any of these other factors, other than the existing disclosure of the amount of revenue attributed to sales of the Company’s SMB solution.
Liquidity and Capital Resources, page 57
25.	We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Revise to disclose the underlying reasons for material changes in your operating cash flows from operating assets and liabilities to better explain the variability in your cash flows. For guidance, please refer to Section IV of SEC Release No. 33-8350.

Response

In response to the Staff’s comment, the Company has revised the disclosure to disclose the underlying reasons for material changes in the Company’s operating cash flows.

Assistant Director Barbara C. Jacobs
June 15, 2011

Business
Intellectual Property, page 67
26.	Please revise to include a more detailed discussion of the importance of your intellectual property and the licenses that you hold for proprietary technologies. See Item 101(c)(1)(iv) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include a more detailed discussion of the importance of the Company’s intellectual property. Separately, the Company supplementally advises the Staff that the Company does not believe that the licenses from third parties that the Company currently holds for proprietary technologies are material to the Company’s business.
Executive Compensation
Compensation Discussion and Analysis
Executive Compensation Program Components, page 78
27.	Please revise your discussions of annual cash bonuses and equity incentives to link the discussion of these components to the amounts actually awarded to each named executive officer for fiscal 2010, on an individual basis. See Item 402(b) of Regulation S- K. For example, revise your discussion of annual cash bonuses to disclose whether or not performance goals were achieved, and to include a more detailed description of the individual and team objectives.

Response

In response to the Staff’s comment, the Company has revised the disclosure of annual cash bonuses and equity incentives to link the discussion of these components to the amounts actually awarded to each named executive officer for fiscal 2010, on an individual basis; to disclose whether or not performance goals were achieved; and to include a more detailed description of the individual and team objectives.
28.	Please revise your discussion of annual cash bonuses to provide a more detailed explanation of how your performance targets work, including, for example whether it was possible for named executive officers to receive amounts greater than or less than the target bonus amount. See Item 402(b) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure regarding annual cash bonuses to provide a more detailed explanation of performance targets and an explanation of the circumstances under which it was possible for named executive officers to receive amounts greater than or less than the target bonus amount.

Assistant Director Barbara C. Jacobs
June 15, 2011

Principal and Selling Stockholders, page 100
29.	In footnotes two, three, four, five, six, seven, and nine, contain disclaimers of beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Response

In response to the Staff’s comment, the Company respectfully submits that it believes that the footnote disclaimers of beneficial ownership are in customary form for registration statements filed with the Commission, and that the information as presented assumes that the named shareholders have voting and dispositive control over the disclaimed shares except as otherwise noted. In addition, the Company notes that if it was already a reporting company, it would have to rely on Schedule 13Ds and 13Gs that customarily include these disclaimers. The Company’s current stockholders have provided the information for this table with these disclaimers, and the Company does not believe that it is able to make representations regarding stockholder ownership that go beyond what its stockholders have provided. Separately, please see the Company’s response to Comment 30 regarding disclosure of voting and investment power with respect to certain shares.

30.	Please revise footnotes 3 and 5 to disclose who has voting and investment power over the shares. See Instruction 2 to Item 403 of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure, based on information provided to the Company by its stockholders, to identify in footnotes 3 and 5 the parties who have voting and investment power over the shares to which the footnotes relate.

Assistant Director Barbara C. Jacobs
June 15, 2011

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Unaudited Pro Forma Information, page F-7
31.	Please expand your disclosure on the pro forma earnings per share calculations to clearly present each pro forma adjustment made to net loss and weighted-average number of common shares used in computing pro forma net loss per share.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 to add a table which presents each pro forma adjustment made to net loss and weighted-average number of common shares used in computing pro forma net loss per share.
Translation of Foreign Currencies, page F-8
32.	Please explain to us the equity relationship you have with your foreign subsidiary in China and what relationships it has in turn with other Chinese variable interest entities or equity related subsidiaries.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company owns 100% of the outstanding capital stock of Carbonite Holdings, Inc., a Delaware corporation, which owns 100% of the outstanding capital stock of Carbonite (China) Co., Ltd., a Chinese corporation. The Company further supplementally advises the Staff that neither the Company nor its direct or indirect subsidiaries currently have any relationships with Chinese variable interest entities or equity related subsidiaries. In the future, the Company intends to evaluate any variable interest entities or equity related subsidiaries in accordance with the applicable accounting standards.

Assistant Director Barbara C. Jacobs
June 15, 2011

Revenue recognition, page F-9
33.	On page 43, you disclose that discounts are offered for multi-year plans. Please tell us the significance of discounts or other customer incentive offerings to revenues for the three years ended December 31, 2010 and interim period ended March 31, 2011. Explain and disclose, as applicable, your classification and accounting recognition for these or other discounts.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that the disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” is reflective of the Company’s pricing methodology, whereby the Company offers to all of its subscribers two and three year subscriptions at effective annual rates that represent a discount from the Company’s one year subscription price. For instance, standard pricing for a one-year consumer subscription is $59, whereas standard pricing for two-year and three-year consumer subscriptions are $109 and $139, respectively. The Company occasionally offers subscriber incentives in the form of promotional codes to new and/ or renewing subscribers. In such cases, and in accordance with the provisions of ASC 605-25, the Company recognizes revenue ratably over the subscription period, upon activation, net of such subscriber incentives. To date, such incentives have not been material.
Note 6. Redeemable and Convertible Preferred Stock, page F-15
34.	Please tell us how you calculate the price per common share required to be offered in a public offering at which the Series A, A-1 and A-2 Preferred Stock would be automatically converted.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that, based on the Company’s Certificate of Incorporation as in effect prior to the offering, the Company calculates the price per common share required to be offered in a public offering at which the Series A, A-1 and A-2 Preferred Stock would be automatically converted as five (5) times the original issuance price per share, as adjusted for a three-for-one stock split effected in December 2009. The Company will also adjust the price for an anticipated stock split to be effective prior to the offering.

35.	Please tell us the nature of the certain anti-dilution provisions contained in your Certificate of Incorporation as they relate to the conversion terms of the preferred stock.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that the anti-dilution provisions contained in the Company’s Certificate of Incorporation related to the conversion terms of the preferred stock are limited to customary adjustments for stock splits, dividends, recapitalizations and similar events, and standard weighted average adjustments for issuances of securities at prices less than the those paid by the initial purchasers of the preferred stock. The Company further respectfully notes, as further detailed in the response to comment 37 below, that the convertible preferred stock was determined to be an equity-like instrument.

Assistant Director Barbara C. Jacobs
June 15, 2011

36.	Additionally, please tell us if you considered providing the preferred stock agreements as exhibits.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company determined to file as an exhibit to the registration statement only the Third Amended and Restated Investors’ Rights Agreement by and among the Company and the preferred stock investors, because the other preferred stock agreements do not contain any rights or obligations which survive the effectiveness of the offering.

37.	Regarding the “Investor Rights” disclosed on page F-18 tell us and disclose how you are accounting for settlement of the registration rights pursuant to ASC 815-40-25-11 to 16.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that it has considered the economic characteristics and risks of its convertible preferred stock and has determined them to be equity-like instruments under ASC 815-10-S99-3, since the convertible preferred stock conversion terms and features, as included in the Company’s Certificate of Incorporation, were considered to be clearly and closely related to the convertible preferred stock host instrument under ASC 815-15-25-1(a). The Company further advises the Staff that the settlement terms of the convertible preferred stock under the Company’s Preferred Stock Purchase Agreements and the Investor Rights Agreement do not include net cash settlement provisions, nor is the Company required to physically settle the contract by delivery of registered shares. Accordingly, the Company respectfully submits that it believes that the guidance in ASC 815-40 is not applicable to the Company’s accounting for the convertible preferred stock.
Note 9. Income Taxes, page F-24
38.	Please tell us why you have not disclosed the statutory to effective tax reconciliation pursuant to ASC 740-10-50-12.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include a statutory to effective tax reconciliation table on page F-24 pursuant to ASC 740-10-50-12.

Assistant Director Barbara C. Jacobs
June 15, 2011

Note 10. Commitments and Contingencies
Litigation, page F-26
39.	Although no damage amount has been specified by the complainant in the August 2010 Oasis Research litigation, if, in your view, there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, and the amount of that additional loss would be material a decision to buy or sell your securities, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us how your disclosure complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response

In response to the Staff’s comment, the Company has revised the disclosure to state that an estimate of any additional loss cannot be made. With this revision, the Company believes that the disclosure adequately reflects the nature and circumstances of the loss contingency caused by the identified litigation as required under paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.
Note 13. Subsequent Events (including unaudited information), page F-27
40.	The amounts and terms of unused commitments in your unused line of credit that would be significant, if used, should be considered for disclosure in this note. See Rule 5-02.22(b) of Regulation S-X.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page F-27 to include additional information regarding the amount and terms of unused commitments in the Company’s unused line of credit that would be significant, if used.

41.	Clarify which of the subsequent events disclosed are audited and which are unaudited.

Response

In response to the Staff’s comment, the Company has revised the disclosure to clarify which of the subsequent events disclosed are audited and which are unaudited.

Assistant Director Barbara C. Jacobs
June 15, 2011

Recent Sales of Unregistered Securities, page II-2
42.	With respect to each issuance made in reliance upon Section 4(2) of the Securities Act or Rule 506 of Regulation D, please revise to disclose whether the purchasers were accredited or sophisticated investors.

Response

In response to the Staff’s comment, the Company has revised the disclosure to set forth the Company’s belief that the purchasers of common stock or recipients of options to purchase common stock were either accredited investors, sophisticated investors, or had adequate knowledge of the Company and access to its officers to make an informed investment decision. The Company respectfully notes that the registration statement already discloses that each of the purchasers of preferred stock were accredited investors.
Exhibits and Financial Statements, page II-3
43.	We note that you have submitted a confidential treatment request for material omitted from the public filing of certain exhibits. Comments, if any, will be provided under separate cover.

Response

The Company acknowledges the Staff’s comment and will review and respond to any comments with respect to the confidential treatment request when received from the Staff.
* * * * *
     Please contact me at 617-342-4003, Paul D. Broude, Esq. at 617-342-4027 or Edouard C. LeFevre, Esq. at 617-342-4071 if we can provide any information or clarification in connection with this revised draft submission.
Sincerely,
/s/ Susan E. Pravda
Susan E. Pravda

cc:	David Friend, Chief Executive Officer Craig Wilson, Senior Assistant Chief Accountant Melissa Kindelan, Staff Accountant Evan Jacobson, Attorney-Advisor